

July 13, 2011

<u>Via Facsimile</u>
Mr. C. Randall Sims
Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Re: Home Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 000-51904

Dear Mr. Sims:

        We have reviewed your response to our letter dated May 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Allowance for Loan Losses, page 72</u>

1. We note your response to comment one from our letter dated May 26, 2011. You state that you will consider an appraisal to be outdated if market or other conditions have deteriorated and you believe the current market value of the property is not within 20% of the appraised

value. Please tell us and revise your future filings to disclose the procedures you perform to determine that the current market value has decreased at least 20% from the original appraisal valuation.

2. We also note in your response to comment one from our letter dated May 26, 2011 that if a new appraisal is required, it is ordered and will be taken into consideration during the next completion of the impairment analysis. In absence of a completed appraisal supporting the underlying collateral, please tell us the policies and procedures you perform to ensure that you have appropriately accounted for a particular loan after the request but prior to the receipt of the appraisal (i.e. as of period end) and consider providing an example to support your accounting. Please also clarify what would constitute the next completion of the impairment analysis in this context.

Charge-off and Recoveries, page 73

3. We note your responses to comments two and three from our letter dated May 26, 2011 along with the related supplemental information provided. As a result of the modifications performed to many of the loans of the Arkansas relationship on or about June 7, 2009, please tell us in further detail how you determined these loans were not considered either non-accrual, non-performing, impaired, and/or troubled debt restructurings as of this date and subsequently, but prior to your decision to charge-off $23 million during the fourth quarter of 2010. In your response, please tell us how you considered the following to support your classification and related accounting for these loans:

*   It appears that significant reliance was placed upon the personal guarantee provided by the Arkansas relationship despite the fact that prior to these modifications the borrower had well-publicized legal and business issues, which may have significantly jeopardized the borrowers financial net worth and resulting ability to repay;
*   The modifications made on June 7, 2009 provided for lowered interest rates, interest-only terms, and extensions of maturity dates. Please tell us whether these changes were deemed to be market rates and terms when modified and as a result whether you considered these terms to be concessions that would result in these loans classified as troubled debt restructurings;
*   It appears that absent the continual use of the $1.5 million of credit ("Debt Service Loan," Loan No. 31 included in Exhibit A), the remainder of the loans outstanding to the Arkansas relationship would have become delinquent more frequently than indicated in your response (i.e. 10-30 days and more than 30 but less than 60 days);
*   On July 9, 2009, you changed the loan classification ratings for all of the loans to the Arkansas borrower from a 4 ("watch") to a 5 ("other loans especially mentioned") and in some cases loans were changed from a 5 to a 6 ("substandard"); and
*   Despite the many modifications made to the loans to this borrower, it doesn't appear based upon review of Exhibit C that appraisals were always obtained or updated to support the current value of the underlying collateral for some of these loans.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant